Item 77I
Terms of New or Amended Securities

A Regular Meeting of the Board of Trustees (the "Board") of Money
Market Obligations Trust (the "Trust") on behalf of California Municipal Cash Trust (the "Fund"),a portfolio of the Trust, was held on November 19, 1999.

After full discussion, on motion duly made and seconded, the Board unanimously authorized and approved amending the Trust's Declaration of Trust, as filed with the records of the Trust, to reflect the addition of the Fund's Cash II Shares.

Following this Board meeting, an Amendment to the Trust's Registration Statement was filed with the Securities and Exchange Commission pursuant to Rule 485(b) of the Securities Act of 1933 to add a new class of Cash II Shares. The filing was completed on December 14, 2000, and, subsequently, the Cash II Shares became effective on December 18, 2000, 1933 Act File No. 33-31602;
1940 Act File No. 811-5950.